SOLBEC
PHARMACEUTICALS LTD

SOLBEC SECURES OFFER FOR $2.26M COMMERCIAL READY GRANT FUNDING

Summary:

- Solbec secures offer for $2.26M AusIndustry Commercial Ready Grant Funding for Coramsine's® Phase II Cancer Clinical Trials

Perth, Australia. Tuesday, 20 December 2005: Solbec Pharmaceuticals (ASX: SBP) is pleased to announce that the Phase II clinical development program for its lead compound Coramsine® will be boosted by an offer from AusIndustry for $2.26M in Commercial Ready Grant funding.

The grant funding will be directed, on a dollar-for-dollar basis, towards the Australian arm of Coramsine's® Phase II cancer clinical trials which are forecast to cost $4.5M. As indicated in a recent announcement to the market (24 Oct 2005) the orphan drug indications of malignant melanoma and metastatic renal cell carcinoma will be the first two tumour types selected for multiple target activity (Phase II) trials. These trials are set to commence in Q2 2006.

"This Commercial Ready funding is a real shot in the arm for Solbec; we are also pleased by the strong vote of confidence shown by the Australian Government through their significant investment." said Mr Stephen Carter, Solbec CEO and Managing Director. "Having recently received Orphan Drug Designation from the U.S. FDA, the grant funding is a substantial boost allowing Solbec to press ahead with Coramsine's® clinical development in Australia and the US.

The Australian Government's Commercial Ready program is a competitive merit-based grant program which supports innovation and its commercialisation by supporting research and development, proof of concept and early stage commercialisation activities. Successful applicants are selected following a thorough technical review by the Commercial Ready's Industry Research and Development (IR&D) Board. The evaluation criteria utilised by the IR &D Board to assess such applications include: the commercial potential of the project, the technical strength of the project, the Company's intellectual property position, management capability and the national benefits of the project.

(end)

Further information:

Stephen Carter Managing Director/CEO Tel: (08) 9446 7555 Mob: 0412 154 029 Email: stephen.carter@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (Solanum linnaeanum). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au